Exhibit 99.1

O2 MICRO INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 457)

2008 Interim Results Announcement

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “should,” “could,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding material changes in uncertain tax positions, the effect on our consolidated results of operations or financial condition from litigation matters, our ability to sustain growth, our future gross profit, our expectation that gross profit as a percentage of net sales will fluctuate, our expectation that research and development expenses as a percentage of net sales will fluctuate, our expectation to continue development of innovative technologies and processes, our expectation to continue to invest significant resources into research and development, our expectation that selling, general and administrative expenses will continue to increase, our expectation that patent related litigation expenses will fluctuate, and our expectation that litigation income will fluctuate. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new technologies and the increase of unexpected expenses. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this announcement.

INTERIM RESULTS

The Board of Directors (the “Board”) is pleased to announce the unaudited consolidated interim results of our Company and its subsidiaries (the “Group”) for the six months ended June 30, 2008.

UNAUDITED INTERIM FINANCIAL STATEMENTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Six Months Ended June 30
	2007 (Unaudited)	2008 (Unaudited)
NET SALES	$73,228	$78,346
COST OF SALES	32,440	32,657

GROSS PROFIT	40,788	45,689

OPERATING EXPENSES (INCOME)
Research and development (Note: a)	16,173	19,213
Selling, general and administrative (Note: a)	22,808	21,761
Litigation income	(3,364)	(2,000)

Total operating expenses	35,617	38,974

INCOME FROM OPERATIONS	5,171	6,715

NON-OPERATING INCOME (EXPENSES)
Interest income	1,628	1,163
Foreign exchange loss, net	(148)	(429)
Other, net	7	9

Total non-operating income	1,487	743

INCOME BEFORE INCOME TAX	6,658	7,458
INCOME TAX EXPENSE	817	836

NET INCOME	5,841	6,622

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	324	2,617
Unrealized gain (loss) on available-for-sale securities	3,797	(3,092)

Total other comprehensive income (loss)	4,121	(475)

COMPREHENSIVE INCOME	$9,962	$6,147

EARNINGS PER SHARE:
Basic	$0.0031	$0.0035

Diluted	$0.0030	$0.0035

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,905,620	1,886,775

Diluted (in thousands)	1,917,668	1,896,828

Note:
(a) INCLUDING STOCK-BASED COMPENSATION CHARGES AS FOLLOWS
Research and development	$530	$546
Selling, general and administrative	704	848

	$1,234	$1,394

The accompanying notes are an integral part of the consolidated interim financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Per Share Amounts)

	December 31, 2007	June 30, 2008
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$52,597	$34,859
Restricted cash	6,830	1,165
Short-term investments	28,650	47,744
Accounts receivable, net	24,600	26,821
Inventories	22,127	20,670
Prepaid expenses and other current assets	7,476	8,104
Assets held for sale	—	7,439

Total current assets	142,280	146,802

LONG-TERM INVESTMENTS	26,715	22,317

PROPERTY AND EQUIPMENT, NET	43,148	35,743

RESTRICTED ASSETS	12,393	10,853

OTHER ASSETS	3,876	12,301

TOTAL	$228,412	$228,016

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$10,841	$8,511
Income tax payable	1,065	958
Accrued expenses and other current liabilities	11,597	11,763
Liabilities associated with assets held for sale	—	729

Total current liabilities	23,503	21,961

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	520	559
FIN 48 tax liabilities	210	225
Other liabilities	—	24

Total long-term liabilities	730	808

Total liabilities	24,233	22,769

	December 31, 2007	June 30, 2008
		(Unaudited)
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share Authorized — 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share Authorized — 4,750,000,000 shares Issued — 1,911,868,150 and 1,887,935,450 shares as of December 31, 2007, and June 30, 2008, respectively	38	38
Additional paid-in capital	144,944	144,533
Retained earnings	56,847	60,011
Accumulated other comprehensive income	3,646	3,171
Treasury stock — 5,000,000 and 14,607,650 shares as of December 31, 2007, and June 30, 2008, respectively	(1,296)	(2,506)

Total shareholders’ equity	204,179	205,247

TOTAL	$228,412	$228,016

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements for the six months ended June 30, 2007 and 2008 have been prepared by the Company, pursuant to Accounting Principles Board Opinion (“APB”) No. 28, “Interim Financial Reporting,” issued by the Accounting Principles Board under generally accepted accounting principles in the United States of America (“U.S. GAAP”). In management’s opinion, the consolidated interim financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated interim financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company’s Annual Report for the year ended December 31, 2007 as filed with both the Stock Exchange of Hong Kong Limited (the “SEHK”) and the U.S. Securities and Exchange Commission.

2.	ACCOUNTS RECEIVABLE, NET

The following is an aging analysis of accounts receivables net of allowances for doubtful receivables at the respective balance sheet dates:

	(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
0 to 30 days	$21,163	$23,761
31 to 60 days	2,936	2,753
61 to 90 days	399	152
91 to 120 days	42	74
Over 120 days	60	81

	$24,600	$26,821

3.	NOTES AND ACCOUNTS PAYABLE

	(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
0 to 30 days	$10,224	$7,831
31 to 60 days	592	517
61 to 90 days	25	—
91 to 120 days	—	—
Over 120 days	—	163

	$10,841	$8,511

4.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, China, Singapore, South Korea, Japan, and Europe.

The FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, establishes financial accounting and reporting standards for the effect of income taxes and was adopted by us on January 1, 2007. Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes.” The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

During the six months ended June 30, 2008, there have been no material changes to the liability for uncertain tax positions.

5.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Six Months Ended June 30
	2007	2008
	(Unaudited)	(Unaudited)
Net income (in thousands)	$5,841	$6,622

Weighted average thousand shares outstanding — basic	1,905,620	1,886,775
Effect of dilutive securities:
Options and RSUs (in thousands)	12,048	10,053

Weighted average thousand shares outstanding — diluted	1,917,668	1,896,828

Earnings per share — basic	$0.0031	$0.0035

Earnings per share — diluted	$0.0030	$0.0035

Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 244,717,700 shares at $0.1198 to $0.4836 as of June 30, 2007 and 288,944,775 shares at $0.1292 to $0.4836 as of June 30, 2008.

6.	CONTINGENCIES

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

O2Micro International v. Taiwan Sumida Electronics, Inc., Case No. 2:03-cv-007 TJW. A jury from the United States District Court for the Eastern District of Texas rendered a verdict on November 17, 2005, that certain claims of U.S. Patent No. 6,396,722 are valid and infringed by Taiwan Sumida Electronics, Inc. (“Sumida”). Sumida has filed an appeal.

Monolithic Power Systems, Inc. et al. v. O2Micro International Ltd., Case Nos. 04-CV-2000 and 06-CV-2929. A jury from the United States District Court for the Northern District of California rendered a verdict on May 15, 2007, that certain claims of U.S. Patent Number 6,396,722 are invalid. The Company has filed an appeal.

O2Micro International Ltd. v. Beyond Innovation Technology Co., Nos. 2007-1302, -1303, -1304. On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited. The Federal Circuit further remanded the case to the district court.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. 4:07-cv-02363- CW. Monolithic Power Systems, Inc. filed a declaratory judgment action in the Northern District of California on May 1, 2007, that certain products do not infringe U.S. Patent No. 6,804,129. The Company has moved to dismiss the action for lack of jurisdiction.

As of June 30, 2008, the Company deposited an amount of New Taiwan dollars equivalent to approximately $10.9 million with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions.

In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People’s Court in Chengdu, China alleging that two of the Company’s customers infringe Chinese Patent Number ZL03140709.9.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of June 30, 2008, no provision for any litigation has been provided.

7.	SEGMENT INFORMATION

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

	(In Thousands)
	Six Months Ended June 30
	2007	2008
	(Unaudited)	(Unaudited)
China	$56,622	$62,132
Japan	6,230	6,822
Korea	7,169	5,853
Thailand	201	1,743
Taiwan	2,462	1,216
Others	544	580

	$73,228	$78,346

For the six months ended June 30, 2007 one customer accounted for 12.3% or more of net revenues. For the six months ended June 30, 2008, top three customers accounted for 14.2%, 12.6% and 11.2% of net revenues, respectively.

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each period, and were as follows:

	(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
Taiwan	$16,665	$15,903
China	19,807	13,665
USA	6,347	5,931
Singapore	232	146
Others	97	98

	$43,148	$35,743

INTERIM DIVIDEND

We have been advised that “profits” as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of June 30, 2008, we had no funds reserved for distribution to our shareholders.

RE-PURCHASE OF LISTED SECURITIES

During the period under review, we repurchased an aggregate of 41,195,200 shares on the following dates and at the following purchase prices:

Date of Purchase	Total Number of Shares	Purchase Price per Share
February 5, 2008	1,000,000	0.1689
February 6, 2008	1,500,000	0.1674
February 7, 2008	1,000,000	0.1680
February 11, 2008	507,500	0.1696
February 12, 2008	1,500,000	0.1684
February 13, 2008	750,000	0.1693
February 14, 2008	1,250,000	0.1722
February 15, 2008	1,000,000	0.1706
February 19, 2008	329,950	0.1773
February 20, 2008	1,250,000	0.1756
February 21, 2008	1,250,000	0.1787
February 22, 2008	750,000	0.1743
February 25, 2008	1,500,000	0.1729
February 26, 2008	1,250,000	0.1745
February 27, 2008	1,200,000	0.1738
February 29, 2008	1,000,000	0.1648
March 3, 2008	1,800,000	0.1629
March 4, 2008	1,000,000	0.1595
March 6, 2008	650,000	0.1631
March 7, 2008	1,000,000	0.1622
March 11, 2008	225,000	0.1606
March 12, 2008	875,100	0.1623
March 13, 2008	2,000,000	0.1602
March 14, 2008	2,000,000	0.1614
May 7, 2008	450,000	0.1801
May 8, 2008	581,150	0.1782
May 9, 2008	855,000	0.1757
May 15, 2008	507,500	0.1815
May 16, 2008	712,000	0.1870
May 20, 2008	1,625,000	0.1802
May 21, 2008	500,000	0.1791
May 23, 2008	750,000	0.1768
May 28, 2008	179,700	0.1804
May 29, 2008	830,000	0.1821
May 30, 2008	1,000,000	0.1805
June 2, 2008	1,250,000	0.1735
June 6, 2008	17,300	0.1704
June 9, 2008	1,000,000	0.1678
June 10, 2008	1,250,000	0.1624
June 11, 2008	750,000	0.1552
June 12, 2008	1,250,000	0.1507
June 13, 2008	1,100,000	0.1556

Total Number of Shares Repurchased in 2008	41,195,200

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the six months ended June 30, 2008 were US$78.3 million, an increase of US$5.1 million or 7.0% from US$73.2 million for the six months ended June 30, 2007. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2007 to 2008. This increase resulted primarily from the increase in shipments of mixed-signal and analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their notebooks, portable power tools, desktop monitors and LCD televisions. Net sales from analog integrated circuit products for the six months ended June 30, 2008 were US$57.6 million, an increase of US$2.2 million or 4.0% from US$55.4 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, net sales from our digital integrated circuit products were US$6.1 million, a decrease of US$5.5 million or 47.4% from US$11.6 million for the six months ended June 30, 2007, which resulted primarily from decreased shipments of Standard CardBus and power switch products to our notebook computer customers. For the six months ended June 30, 2008, net sales from our mixed-signal integrated circuit products were US$12.9 million, an increase of US$6.9 million or 117.0% from US$5.9 million for the six months ended June 30, 2007, which primarily resulted from increased unit shipments of our DC/DC controller products and battery power management products. For the six months ended June 30, 2008, net sales from our systems security solutions were US$1.2 million, an increase of US$898,000 or 346.6% from US$259,000 for the six months ended June 30, 2007. For the six months ended June 30, 2008, net sales from our licensed intellectual property were US$635,000, an increase of 1,488.3% from US$40,000 for the six months ended June 30, 2007.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the six months ended June 30, 2008 was US$45.7 million, an increase of US$4.9 million or 12.0% from US$40.8 million for the six months ended June 30, 2007. This increase was due to increased sales and our success of set up China supply chain, as well as efficient designs and new products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the six months ended June 30, 2008 were US$19.2 million, an increase of US$3.0 million or 18.8% from US$16.2 million for the six months ended June 30, 2007. This increase primarily reflected the increased hiring of design engineers and increased new product development activities. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, patent related litigation expenses paid to outside legal counsel and consultants engaged by outside counsel, promotional expenses, professional fees, sales commissions to agents, and travel expenses. Selling, general and administrative expenses for the six months ended June 30, 2008 were US$21.8 million, a decrease of US$1.0 million or 4.6% from US$22.8 million for the six months ended June 30, 2007. This decrease was primarily due to decreased patent related litigation expenses paid to outside legal counsel and consultants. We expect that selling, general and administrative expenses will continue to fluctuate in absolute dollar terms in the foreseeable future for the same reasons.

Litigation Income. Litigation income consists of primarily of damages awards, award of costs and related interest. Litigation income for the six months ended June 30, 2008 was US$2.0 million, a decrease of US$1.4 million or 40.5% from US$3.4 million for the six months ended June 30, 2007. This decrease was due to less payment received from the Rohm case in the six months ended June 30, 2008 as compared to the payment received from the MPS case in the six months ended June 30, 2007. We expect that litigation income will fluctuate for the foreseeable future.

Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments and foreign exchange transaction gains and losses. Non-operating income-net was US$743,000 for the six months ended June 30, 2008, a decrease of US$744,000 from US$1.5 million for the six months ended June 30, 2007, primarily reflecting the decreased interest earned on our cash and cash equivalents and short-term investments.

Income Tax Expenses. Income tax expenses were approximately US$836,000 for the six months ended June 30, 2008, compared to US$817,000 for the six months ended June 30, 2007. This slight increase was primarily due to increased tax expense as a result of increased profitability.

Net income. As a result of the above factors, our net income was US$6.6.million for the six months ended June 30, 2008, an increase in profitability of US$781,000 million from a net income of US$5.8 million for the six months ended June 30, 2007. This increase was primarily attributed to increase in sales and higher margin products.

CORPORATE GOVERNANCE REPORT

We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

During the period under review, the Company has complied with the provisions of the Code of Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the “Listing Rules”), except that Mr. Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the view that Board decisions are collective decisions of all the Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual. In addition, as six of the nine members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and internal controls and financial reporting matters including the review of the unaudited interim financials for the period of six months ended June 30, 2008.

By Order of the Board

/s/ Sterling Du
Sterling Du Chairman and Chief Executive Officer

Hong Kong, August 15, 2007

As of the date of this Report, the Board comprises nine directors, of which Sterling Du, Chuan Chiung “Perry” Kuo and James Elvin Keim are executive directors and Michael Austin, Teik Seng Tan, Keisuke Yawata, Lawrence Lai-Fu Lin, Xiaolang Yan and Ji Liu are independent non-executive directors.

*	For identification purposes only